UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR (g) OF

THE SECURITIES EXCHANGE ACT OF 1934

Sensei Biotherapeutics, Inc.

(Exact name of Registrant as Specified in Its Charter)

Delaware	83-1863385
(State or Other Jurisdiction of Incorporation)	(IRS Employer Identification No.)

451 D Street, Suite 710 Boston, MA	02210
(Address of Principal Executive Offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of exchange on which each class is to be registered
Series A Preferred Stock Purchase Rights	The Nasdaq Stock Market LLC

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c) or (e), check the following box. ☒

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(d) or (e), check the following box. ☐

If this form relates to the registration of a class of securities concurrently with a Regulation A offering, please check the following box. ☐

Securities Act registration statement or Regulation A offering statement file number to which this form relates:

Not applicable

Securities to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1. Description of Registrant’s Securities To Be Registered.

On March 7, 2023, the Special Committee of the Board of Directors (the “Board”) of Sensei Biotherapeutics, Inc. (the “Company”) adopted a stockholder rights plan, as set forth in the Stockholder Rights Agreement, dated March 7, 2023 (the “Rights Agreement”), between the Company and American Stock Transfer & Trust Company, LLC, as rights agent. The Rights Agreement is intended to reduce the likelihood that any entity, person or group is able to gain control of the Company through open market accumulation without paying all stockholders an appropriate control premium or providing the Board sufficient opportunity to make informed judgments and take actions that are in the best interests of all stockholders. The following description of the terms of the Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, which is attached hereto as Exhibit 4.1 and is incorporated herein by reference.

Rights Dividend. Pursuant to the terms of the Rights Agreement, the Special Committee of the Board declared a dividend distribution of one preferred stock purchase right (a “Right”) for each outstanding share of common stock, par value $0.0001 per share, of the Company (the “Common Stock”), to stockholders of record at the close of business on March 17, 2023 (the “Record Date”). In addition, one Right will automatically attach to each share of Common Stock issued between the Record Date and the earlier of the Distribution Date (as defined below) and the Expiration Date (as defined below). Each Right entitles the registered holder thereof to purchase from the Company a unit consisting of one ten-thousandth of a share (a “Unit”) of Series A Junior Participating Cumulative Preferred Stock, par value $0.0001 per share, of the Company (the “Preferred Stock”) at a cash exercise price of $10.00 per Unit (the “Exercise Price”), subject to adjustment, under certain conditions specified in the Rights Agreement and summarized below.

Distribution Date. Initially, the Rights are not exercisable and are attached to and trade with all shares of Common Stock outstanding as of, and issued subsequent to, the Record Date. The Rights will separate from the Common Stock and will become exercisable upon the earlier of (i) the close of business on the tenth calendar day following the first public announcement that a person or group of affiliated or associated persons (an “Acquiring Person”) has acquired beneficial ownership of 10% (or 20% in the case of certain investors filing on Schedule 13G) or more of the outstanding shares of Common Stock, other than as a result of repurchases of stock by the Company or certain inadvertent actions by a stockholder (the date of such announcement being referred to as the “Stock Acquisition Date”), or (ii) the close of business on the tenth business day (or such later day as the Board may determine) following the commencement of a tender offer or exchange offer that could result upon its consummation in a person or group becoming an Acquiring Person (the earlier of such dates being herein referred to as the “Distribution Date”). A person or group who beneficially owned 10% (or 20% in the case of certain investors filing on Schedule 13G) or more of the Company’s outstanding Common Stock prior to the first public announcement by the Company of the adoption of the Rights Agreement will not trigger the Rights Agreement so long as they do not increase their beneficial ownership of shares of then-outstanding Common Stock at a time when they still beneficially own 10% (or 20% in the case of certain investors filing on Schedule 13G) or more of such Common Stock, subject to certain exceptions as set forth in the Rights Agreement.

An Acquiring Person does not include:

•	the Company or any subsidiary of the Company, as such term is defined in the Rights Agreement;

•	any employee benefit plan or compensation arrangement of the Company or any subsidiary of the Company;

•

any person holding shares of Common Stock of the Company organized, appointed or established by the Company or any subsidiary of the Company for or pursuant to the terms of any such employee benefit plan or compensation arrangement;

•

any person which, together with all affiliates and associates of such person, beneficially owns shares of common stock of the Company representing less than 20% of the shares of Common Stock of the Company then outstanding, and which is entitled to file, and files, or has filed, a statement on Schedule 13G pursuant to Rule 13d-1(b) or Rule 13d-1(c) of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended; or

•

any person who the Board determines has become an “Acquiring Person” for purposes of the Rights Agreement who has become such without intending to and who divests as promptly as practicable a sufficient number of shares of Common Stock of the Company.

For purposes of the Rights Agreement, beneficial ownership is defined to include ownership of securities that are subject to a derivative transaction and acquired derivative securities. Swaps dealers unassociated with any control intent or intent to evade the purposes of the Rights Agreement are excepted from such imputed beneficial ownership. In addition, for purposes of the Rights Agreement, a person or group is deemed to beneficially own shares of any other person(s) or group(s) with which such person or group is “acting in concert” (as defined in the Rights Agreement).

Until the Distribution Date (or earlier redemption, exchange or expiration of the Rights), (i) the Rights will be evidenced by the Common Stock certificates (or, with respect to any uncertificated shares of Common Stock registered in book entry form (“Book Entry Shares”), by notation in book entry) and will be transferred with and only with such shares of Common Stock, (ii) new Common Stock certificates or Book Entry Shares issued after the Record Date will contain a notation incorporating the Rights Agreement by reference, and (iii) the surrender for transfer of any certificates for Common Stock or Book Entry Shares will also constitute the transfer of the Rights associated with the Common Stock represented thereby.

As soon as practicable after the Distribution Date, one or more certificates evidencing Rights (the “Right Certificates”) will be mailed to holders of record of Common Stock as of the close of business on the Distribution Date and, thereafter, the separate Right Certificates alone will represent the Rights. Except as otherwise determined by the Board, only shares of Common Stock or Preferred Stock issued prior to the Distribution Date will be issued with Rights.

Subscription and Merger Rights. In the event that a Stock Acquisition Date occurs, proper provision will be made so that each holder of a Right (other than an Acquiring Person or its associates or affiliates, whose Rights shall become null and void) will thereafter have the right to receive upon exercise, in lieu of a number of shares of Preferred Stock, that number of shares of Common Stock of the Company (or, in certain circumstances, including if there are insufficient shares of Common Stock to permit the exercise in full of the Rights, Units of Preferred Stock, other securities, cash or property, or any combination of the foregoing) having a market value of two times the Exercise Price of the Right (such right being referred to as the “Subscription Right”). In the event that, at any time following the Stock Acquisition Date, (i) the Company consolidates with, or merges with and into, any other person, and the Company is not the continuing or surviving corporation, (ii) any person consolidates with the Company, or merges with and into the Company and the Company is the continuing or surviving corporation of such merger and, in connection with such merger, all or part of the shares of Common Stock are changed into or exchanged for stock or other securities of any other person or cash or any other property, or (iii) 50% or more of the Company’s assets or earning power is sold, mortgaged or otherwise transferred, each holder of a Right (other than an Acquiring Person or its associates or affiliates, whose Rights shall become null and void) will thereafter have the right to receive, upon exercise, common stock of the acquiring company having a market value equal to two times the Exercise Price of the Right (such right being referred to as the “Merger Right”). The holder of a Right will continue to have the Merger Right whether or not such holder has exercised the Subscription Right. Rights that are or were beneficially owned by an Acquiring Person may (under certain circumstances specified in the Rights Agreement) become null and void.

Exchange Feature. At any time after a person becomes an Acquiring Person, the Board may, at its option, exchange all or any part of the then outstanding and exercisable Rights for shares of Common Stock at an exchange ratio of one share of Common Stock for each Right, subject to adjustment as specified in the Rights Agreement. Notwithstanding the foregoing, the Board generally will not be empowered to effect such exchange at any time after any person becomes the beneficial owner of 50% or more of the Common Stock of the Company.

Adjustments. The Exercise Price payable, and the number of shares of Common Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Stock, (ii) if holders of the Preferred Stock are granted certain rights or warrants to subscribe for Preferred Stock or convertible securities at less than the current market price of the Preferred Stock, or (iii) upon the distribution to holders of the Preferred Stock of evidences of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).

With certain exceptions, no adjustment in the Exercise Price will be required until cumulative adjustments amount to at least 1% of the Exercise Price. The Company is not obligated to issue fractional shares. If the Company elects not to issue fractional shares, in lieu thereof an adjustment in cash will be made based on the fair market value of the Preferred Stock on the last trading date prior to the date of exercise.

Redemption. The Rights may be redeemed in whole, but not in part, at a price of $0.0001 per Right (payable in cash, Common Stock or other consideration deemed appropriate by the

Board) by the Board only until the earlier of (i) the time at which any person becomes an Acquiring Person or (ii) the Expiration Date. Immediately upon the action of the Board ordering redemption of the Rights, the Rights will terminate and thereafter the only right of the holders of Rights will be to receive the redemption price.

Amendment. The Rights Agreement may be amended by the Board in its sole discretion at any time prior to the time at which any person becomes an Acquiring Person. After such time the Board may, subject to certain limitations set forth in the Rights Agreement, amend the Rights Agreement only to cure any ambiguity, defect or inconsistency, to shorten or lengthen any time period, or to make changes that do not adversely affect the interests of Rights holders (excluding the interests of an Acquiring Person or its associates or affiliates).

Expiration Date. The Rights are not exercisable until the Distribution Date and will expire on March 7, 2024 (the “Expiration Date”).

Miscellaneous. While the distribution of the Rights will not be taxable to stockholders or to the Company, stockholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for shares of Common Stock, other securities of the Company, other consideration or for common stock of an acquiring company.

Additional Information. A copy of the Rights Agreement has been filed with the Securities and Exchange Commission as an exhibit to a registration on Form 8-A and this Current Report. A copy of the Rights Agreement is also available free of charge from the Company.

* * * * *

This description of the Rights Agreement and the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, which is filed as Exhibit 4.1 hereto and is incorporated herein by reference.

Item 2. Exhibits.

Exhibit No.	Description

3.1	Certificate of Designations of the Series A Junior Participating Cumulative Preferred Stock of the Company, dated March 7, 2023

4.1	Stockholder Rights Agreement, dated as of March 7, 2023, by and between the Company and American Stock Transfer & Trust Company, LLC, as rights agent (which includes the form of Right Certificate as Exhibit B thereto)

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

SENSEI BIOTHERAPEUTICS, INC.

Date: March 7, 2023	By:	/s/ Christopher W. Gerry
Christopher W. Gerry General Counsel and Secretary